Filed by TelecityGroup plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Interxion Holding N.V.

Commission File Number: 001-35053

Date: March 9, 2015

9 March 2015

TelecityGroup and Interxion Reach Definitive Agreement on All-Share Merger

Customer FAQ

1.              What has changed with the announcement that the deal is now ‘binding’?

It means that TelecityGroup and Interxion have entered into a definitive agreement to merge the two businesses. Practically, this means that the boards of both companies have agreed that the merger should go ahead subject to the conditions set out in the agreement being satisfied.

2.              Will my contact / project manager change?

For now, both companies remain standalone entities and it is business as usual.  As we work through our integration process, we may identify responsibilities and business needs that require changing.  But we will keep you fully informed and make sure you get the best services we can provide.

3.              Why are you doing this merger?

This is a transformational opportunity that will create a leading pan-European platform, with a significantly enhanced geographic footprint and presence in key gateway markets. It will deliver compelling product offerings, a wide range of connectivity choice for customers and access to all major cloud platforms.

We believe that you will benefit from all that both our businesses have learned from over 15 years of operational excellence, and the best practices we can share from our experiences.

We are confident that together we will create a combined business that complements our existing portfolios.

4.              How will the merger work operationally?

Both companies know one another well and share a huge amount of common ground. There is an opportunity for both of us to leverage each other’s best practices and optimise our operations which will deliver significant value for our customers.

5.              Can I now access Interxion’s network and product range?

Until this merger has completed our businesses are being run in a standalone manner and there will not be a crossover of products and services.  However our integration planning will be preparing the best possible products and services for customers and we will update you as soon as we have completed this merger.

6.              What if I want to buy a service in an Interxion datacentre?

Please go to the Interxion website.

7.              What will happen to my commercial terms?

The combined business will allow the parties to provide customers with greater product choice and solutions for the dynamic and expanding needs of customers seeking to address global markets.

8.              Should the merger go ahead, when do you expect the two organisations to be integrated? Do you expect any anti-trust challenges?

As with any merger of this kind, there are various stages of approval which take time to complete. We look forward to updating you in due course.

9.              Should the merger go ahead, what will the new company be known as?

We will inform you in due course.

10.       For current projects that I am working on with TelecityGroup, how should we proceed?

For now, both companies remain standalone entities and it is business as usual. There will therefore be no change to any current projects at this stage.

11.       For existing contracts with TelecityGroup that we are currently looking to renew, how should we proceed?

For now, both companies remain standalone entities and it is business as usual. Any contract discussions will be dealt with at the appropriate time in the contract lifecycle.

12.       Can you provide more information on how capital expenditure synergies will affect us as a TelecityGroup customer?

The capital expenditure synergies that we have outlined today will take the form of better management of combined resources, as you would anticipate in any merger.  We can leverage the best practices of both our businesses to the benefit of our customers and our combined group.

13.       Can you provide more information on what you mean by “capital allocation discipline” and how this will affect us as a TelecityGroup customer?

This explains our relationship with our shareholders and how we intend to continue to deliver value to them. It does not affect our products or services, or how we treat our customers.

Forward-Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties, including any statements related to the proposed transaction and the expected benefits or estimated synergies resulting from the proposed transaction. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause actual results and future events to differ materially from TelecityGroup’s expectations are the risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”). In addition, there can be no assurance that the proposed business combination will be completed in a timely manner, or at all.

TelecityGroup assumes no obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable United Kingdom regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.  No prospectus is required in accordance with Directive 2003/71/EC, as amended, in connection with this communication.

Important Information

TelecityGroup has not commenced and may not make an offer to purchase Interxion shares as described in this communication. In the event that TelecityGroup makes an offer (as the same may be varied or extended in accordance with applicable law), TelecityGroup will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of TelecityGroup and Interxion, and a tender offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal and form of acceptance to be delivered to Interxion, filed with the SEC and mailed to Interxion shareholders. Any offer in the United States will be made by TelecityGroup or an affiliate of TelecityGroup and not by any other person.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

IF AN OFFER IS MADE, SHAREHOLDERS OF INTERXION ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at TelecityGroup’s website, www.telecitygroup.com. This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, TelecityGroup may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.